UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Simple Labs, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 8, 2020

Physical address of issuer
22 Marble Creek Lane Coto De Caza, CA 92679

Website of issuer
https://www.simplelabs.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
SAFE

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
February 3, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$185,750	$-
Cash & Cash Equivalents	$185,750	$-
Accounts Receivable	$-	$-
Short-term Debt	$4,262	$-
Long-term Debt	$360,000	$-
Revenues/Sales	$-	$-
Cost of Goods Sold	$-	$-
Taxes Paid	$-	$-
Net Income (Loss)	-($178,513)	$-

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
12/2/2022

Simple Labs, Inc.



Up to $1,235,000 of SAFEs

Simple Labs, Inc., ("Simple Labs, Inc.", "Simple Labs", the "Company", "we", "us", or "our"), is offering up to $1,235,000 worth of SAFEs of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 3, 2023, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $325,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 20, 2023 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.simplelabs.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/simple.labs

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Simple Labs, Inc. ("the Company") is a Delaware C-Corporation, incorporated on July 8, 2020.

The Company is located at 22 Marble Creek Lane Coto De Caza, CA 92679.

The Company's website is https://www.simplelabs.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/simple.labs and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFEs being offered	$25,000
Maximum amount of SAFEs	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	February 3, 2023
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 13 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The wine market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Mike Slone. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company does not have employment contracts in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent direct competition. There is no guarantee that an employment agreement will be entered into.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Risks Related to the Securities

The SAFEs will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult

with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFEs. Because the SAFEs have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFEs that will convert into shares in limited circumstances. These SAFEs only convert in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the SAFEs will convert into a yet-to-be-determined class of preferred stock.

We have not assessed the tax implications of using the SAFEs. The SAFEs is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFEs can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the SAFEs offered, and therefore, you have more limited information rights.

The Company has not filed a Form D for its SAFE offering from August 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's cash position is relatively weak. The Company currently has only $175,666.61 in cash balances as of October 31, 2022. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2021 for total principal approximately $360,000. The issued SAFEs have a $5,000,000 valuation cap.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $725,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on October 5, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

BUSINESS

Description of the Business

Simple Labs is the maker of a new hardware and SaaS platform called Cogni. Cogni is a patented, multi-sensor array continuously measuring critical internal components of any barrel aged wine. The platform provides real-time monitoring and alerts when a parameter falls out of a custom set tolerance range. The solution has significant ROI compared to current methods and high margins based on a managed service provider business model. Simple Labs creates innovative technological solutions based on the industry's ever-changing challenges and needs. We globally and equally support all winemakers regardless of scale. We invest in an immersive understanding of our customers' needs so we may offer a more personalized customer service.

Business Plan

The company plans to operate under a managed service provider business model encompassing hardware, platform and network needs.

- Hardware - Cogni devices are leased from Simple Labs. The initial projected 58% margin will rise over time as the device is reused for multiple years.
- Platform - Simple Labs will have an initial minimum operating cost to capture our target audience. This audience can become a significant revenue stream as a wealth of anonymized data is collected globally.
- Network - LoRa gateways and recharging stations are leased with a minimum operating cost at first to capture our target audience. Equipment can be reused for multiple contract periods.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.58% of the proceeds, or $34,375, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.31% of the proceeds, or $102,625, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Research and Development	50%	50%	40%
Device Early Stage Testing	25%	25%	20%
Operational Costs	15%	15%	15%
Device Marketing	10%	10%	10%
Pre Sales Team Efforts	0%	0%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mike Slone	CEO	CEO

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Equity	10,742,272	Yes	N/a	N/a	100%	None.

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Mike Slone.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mike Slone	10,000,000 Common Shares	93.09%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Simple Labs is the maker of a new hardware and SaaS platform called Cogni. Cogni is a patented, multi-sensor array continuously measuring critical internal components of any barrel aged wine. The platform provides real-time monitoring and alerts when a parameter falls out of a custom set tolerance range. The solution has significant ROI compared to current methods and high margins based on a managed service provider business model. Simple Labs creates innovative technological solutions based on the industry's ever-changing challenges and needs. We globally and equally support all winemakers regardless of scale. We invest in an immersive understanding of our customers' needs so we may offer a more personalized customer service.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $175,666.61 in cash on hand as of October 31, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $7,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	August 4, 2021	Reg D	Convertible Note	$360,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFEs.

The SAFEs sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing).
- Once a "qualified equity financing" occurs, the SAFEs thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFEs sold in this Offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFEs plus accrued unpaid interest, or the amount of stock the SAFEs would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,000,000 valuation cap.

The securities into which the SAFEs in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $325,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFEs in the Regulation D offering convert under similar terms to the SAFEs in this Regulation CF offering.

Dilution
Even once the SAFEs converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible SAFEs into shares. Typically, the terms of convertible SAFEs issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible SAFEs get to convert their SAFEs into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible SAFEs may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible SAFEs get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible SAFEs will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFEs. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mike Slone
_____
(Signature)

Mike Slone
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Mike Slone
_____
(Signature)

Mike Slone
_____
(Name)

CEO
_____
(Title)

12/2/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

SIMPLE LABS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Simple Labs, Inc.
Coto de Caza, California

We have reviewed the accompanying financial statements of Simple Labs, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 7, 2022
Los Angeles, California

SIMPLE LABS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	185,750	$	-
Total Current Assets		**185,750**		**-**
Total Assets	$	**185,750**	$	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Other Current Liabilities	$	4,262	$	-
Total Current Liabilities		**4,262**		**-**
Simple Agreement for Future Equity (SAFEs)		360,000		-
Total Liabilities		**364,262**		**-**
STOCKHOLDERS EQUITY				
Common Stock		87		86
Stocks subscription		(87)		(86)
Retained Earnings/(Accumulated Deficit)		(178,513)		-
Total Stockholders' Equity		**(178,513)**		**-**
Total Liabilities and Stockholders' Equity	$	**185,750**	$	**-**

See accompanying notes to financial statements.

SIMPLE LABS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 5	$ -
Cost of Goods Sold	-	-
Gross profit	5	-
Operating expenses		
General and Administrative	174,806	-
Sales and Marketing	3,712	-
Total operating expenses	178,518	-
Operating Income/(Loss)	(178,513)	-
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(178,513)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (178,513)	$ -

See accompanying notes to financial statements.

SIMPLE LABS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Stocks subscription		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount						
Inception- July 8, 2020								
Issuance of Stock	8,640,000	$ 86	$	(86)			$	-
Net income/(loss)						-		-
Balance—December 31, 2020	**8,640,000**	**86**		**(86)**	**$**	**-**	**$**	**-**
Issuance of Stock	87,272	1		(1)				-
Net income/(loss)						(178,513)		(178,513)
Balance—December 31, 2021	**8,727,272**	**$ 87**	**$**	**(87)**	**$**	**(178,513)**	**$**	**(178,513)**

See accompanying notes to financial statements.

SIMPLE LABS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(178,513)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other Current Liabilities		4,262		-
Net cash provided/(used) by operating activities		**(174,250)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on SAFEs		360,000		-
Net cash provided/(used) by financing activities		**360,000**		**-**
Change in Cash		185,750		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**185,750**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Simple Labs, Inc. was incorporated on July 8, 2020, in the state of Delaware. The financial statements of Simple Labs, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Coto de Caza, California.

Simple Labs is the maker of a new hardware and SaaS platform called Cogni. Cogni is a patented, multi-sensor array continuously measuring critical internal components of any barrel aged wine. The platform provides real-time monitoring and alerts when a parameter falls out of a custom set tolerance range. The solution has significant ROI compared to current methods and high margins based on a managed service provider business model. Simple Labs creates innovative technological solutions based on the industry's ever-changing challenges and needs. We globally and equally support all winemakers regardless of scale. We invest in an immersive understanding of our customers' needs so we may offer a more personalized customer service.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Simple Labs Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its services using new hardware and SaaS platform called Cogni, which is a patented, multi-sensor array continuously measuring critical internal components of any barrel aged wine.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $3,712 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 7, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	4,262	-
Total Other Current Liabilities	$ 4,262	$ -

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 8,727,272 shares and 8,640,000 shares have been issued and are outstanding, respectively.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	2021	2020
Safes I-VII	Fiscal Year 2021	$ 5,000,000	85%	$ 360,000	$ -
Total SAFE(s)				$ 360,000	$ -

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Standard Preferred Stock equal to the purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SIMPLE LABS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (53,268)	$ (184)
Valuation Allowance	53,268	184
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (53,452)	$ (184)
Valuation Allowance	53,452	184
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $179,130, and the Company had state net operating loss ("NOL") carryforwards of approximately $179,130. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 7, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company has issued 2,015,000 Common Stock.

The Company issued raised $275,000 by issuing Simple Agreements for Future Equity ("SAFE"). The valuation CAP is set to $7,000,000 and the discount rate is 85%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $178,513, an operating cash flow loss of $174,250, and liquid assets in cash of $185,750, which less than a year's worth of cash reserves as of December 31, 2021 These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



Simple Labs

Maker of Cogni, a patented hardware & SaaS platform that monitors barrel health for winemakers

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Website: https://www.simplelabs.com

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Simple Labs is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

> The company has placed 20+ trial devices in different wineries and an additional 15+ wineries that have expressed interest. The Cogni test results have shown to be accurate to current testing methods

> Device is patented with an issued U.S. as well as a filed International PCT patent and US patent application

> Engineering and manufacturing agreement with KWJ Engineering, a world class engineering and electronics company located in Silicon Valley, CA

> Prominent investors include globally acclaimed winemaker, Jean Hoefliger, and the son of Taco Bell founder, Robert McKay

> Winner of a Winnovation Wine Industry Innovation Award as well as a CES Innovation Award

Fundraise Highlights

> Total Amount Raised: US $625,000

> Total Round Size: US $2,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: SAFE Note

> Valuation Cap: US $7,000,000

> Offering Type: Side by Side Offering

"Cogni is a game changer that will make winemaking more precise and efficient." -Jean Hoefliger, globally renowned winemaker

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The Challenge

In winemaking, there are constant hazards and until now, no solution to continuously monitor them. Current testing is costly from a labor, fee, and time standpoint. Small staffs need to track thousands of barrels for problems. Current costly methods leave most barrels unmonitored. Every year an estimated 5% of barrels are lost which can be calculated globally to a $153.5 million annual loss.

The Solution

Cogni is an integrated solution designed to assist in wine barrel monitoring. Its proprietary technology combines SaaS and hardware to continuously monitor temperature and humidity, free and molecular SO2, pH, acetic acid / VA, ethanol / alcohol, phenol / guaiacol, internal barrel pressure, and fill level.

Successful second-stage working prototype trials are underway in Napa. The remaining acetic acid and phenol sensors are functioning in our lab and are planned to be integrated into the next and final stage prototype before building a production-ready model.

Business Model

The company plans to operate under a managed service provider business model encompassing hardware, platform and network needs.

- Hardware - Cogni devices are leased from Simple Labs. The initial projected 58% margin will rise over time as the device is reused for multiple years.

- Platform - Simple Labs will have an initial minimum operating cost to capture our target audience. This audience can become a significant revenue stream as a wealth of anonymized data is collected globally.

- Network - LoRa gateways and recharging stations are leased with a minimum operating cost at first to capture our target audience. Equipment can be reused for multiple contract periods.

Target Business Groups

Segments identified include cooperages, barrel management services, barrel warehouses, custom crush facilities and top wineries.

Gallery





Public Overview Video.

Media Mentions

    

The Team

Founders and Officers



Mike Slone

CEO

Mike is a highly experienced and successful product, UX, UI, visual, and branding designer with many years of experience creating large and small scale designs.

Mike has worked for global clients in many industries including Caterpillar, Pampered Chef, Deloitte, Nike, and many others. He has also provided his design leadership and experience to startups in healthcare, higher education, and SaaS industries.

He began his career with extensive experience in the barrel aging of bourbon for brands under the Brown-Forman Corporation in his hometown of Louisville, Kentucky.

Notable Advisors & Investors



Bastien Lucas

Investor, Head Winemaker at Maxville Winery



Robert McKay Jr.

Investor, Executive Director, The McKay Foundation



Jean Hoefliger

Investor, Winemaking & Business Consultant at JH Wine Consulting Inc.



Peter Olson

Advisor, Senior Business, Former Harvard Business School Professor



Steve Kalin

Advisor, Investor Relations & Capital Markets



Marissa Senzaki

Advisor, Human Resources & Hiring



Bertus Van Zyl

Advisor, Winemaking



Tim Milos

Advisor, Winemaking



Matthew Shipley

Advisor, Product Director



Todd Kamps

Advisor, UX Director



Sharon Torres

Advisor, Platform Experience Design



Mike Blom

Advisor, Winemaking & Chemistry

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Raised to date:	US $625,000
	US $0 (under Reg CF only)

Minimum investment:	US $1,000
Target Minimum:	US $325,000

Key Terms

Security Type:	SAFE Note
Conversion discount:	15.0%
Valuation Cap:	US $7,000,000

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Total Amount Raised:	The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $725,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on October 5, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.
Closing conditions:	While Simple Labs has set an overall target minimum of US $325,000 for the round, Simple Labs must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Simple Labs's Form C.
Regulation CF cap:	While Simple Labs is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds

If Minimum Amount Is Raised



- Research and Development
- Device Early Stage Testing
- Device Marketing
- Operational Costs

If Maximum Amount Is Raised



- Research and Development
- Device Early Stage Testing
- Device Marketing
- Operational Costs
- Pre Sales Team Efforts

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Simple Labs's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $360,000
Closed Date	Aug 4, 2021
Security Type	SAFE Note
Valuation Cap	US $5,000,000

Market Landscape



The global wine market is estimated to be valued at $513.8B in 2022 and is projected to reach $ 846.3B by 2032. The overall sales of wine are expected to grow at a CAGR of 5.1% between 2022 and 2032.

Based on a contractual price point of $168 and potential market penetration of 15-20% in five years, the estimated total global barrel market value for Cogni is $3.07 billion. Our initial average COGS is $70, which has a projected margin of 58% in the first year. This is expected to grow year over year since we can reuse the steel and silicon housing for many years.

Our target market segments are cooperages, barrel management services, barrel warehouses, custom crush facilities, and top wineries.

We believe there are no significant competitors in our space since this is a first of its kind device. There are some solutions such as BarrelWise, which is a rolling cart with a 50 foot hose measuring SO2. It does seem to measure this one aspect but has been described by winemakers as difficult to keep clean and not practical for large scale facilities. Another is Winegrid, which monitors during fermentation and on tanks but has a very large footprint and has suffered low sales especially in the U.S.

We believe the barrier to market is high considering we have U.S. and international patents approved and filed. We also have an exclusive Joint Development Agreement in place with a world class Silicon Valley engineering and electronics company. We have sole rights and ownership to the IP and novel sensors used in the device. There has been major interest in sales partnerships from multiple American and French cooperages.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The wine market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Mike Slone. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company does not have employment contracts in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent direct competition. There is no guarantee that an employment agreement will be entered into.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has not filed a Form D for its SAFE offering from August 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's cash position is relatively weak. The Company currently has only $175,666.61 in cash balances as of October 31, 2022. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2021 for total principal approximately $360,000. The issued SAFEs have a $5,000,000 valuation cap.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $725,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on October 5, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ 🗀 Financials (2 files)	Nov 29, 2022	Folder
⟩ 🗀 Fundraising Round (1 file)	Nov 29, 2022	Folder
⟩ 🗀 Investor Agreements (1 file)	Nov 29, 2022	Folder
⟩ 🗀 Miscellaneous (4 files)	Nov 29, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Simple Labs

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Simple Labs. Once Simple Labs accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Simple Labs in exchange for your securities. At that point, you will be a proud owner in Simple Labs.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Simple Labs has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Simple Labs does not plan to list these securities on a national exchange or another secondary market. At some point Simple Labs may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

Other General Questions

What is this page about?

This is Simple Labs's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Simple Labs's Form C. The Form C includes important details about Simple Labs's fundraise that you should review before investing.

"liquidation event" is when Simple Labs either lists their securities on an exchange, is acquired, or goes bankrupt.

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EXHIBIT D
Investor Deck



Exists to equally support winemakers all over the world, regardless of scale, and to overcome the industry's ever-changing needs and challenges with innovative technological solutions.



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE CHALLENGE

In winemaking there are constant hazards such as smoke taint, bacterial infection, spoilage yeast, changes in pH, excessive oxidation and excessive evaporation and **until now** no solution to continuously monitor them.



THE CHALLENGE

Current testing is costly from a labor, fee and time standpoint. Small staff needs to track for problems in thousands of barrels. Current costly methods leave most barrels unmonitored. Every year an estimated 5% of barrels are lost which globally is a $153.5 million annual loss.

Problem Monitored	Labor Cost	Dollar Cost
Free SO$_2$	1 Working Day	$20
pH	1 Working Day	$20
Alcohol/ Ethanol	1 Working Day	$31
Acetic Acid / VA	Same Day	$31
Guaiacol / Phenol	2-3 Working Days (up to 45 based on demand)	$150

Assumptions:
• The 5% estimate comes directly from our advisory winemakers' industry experience.
• The $153.5M amount is a 5% calculation from the overall global market value of $3.07 billion as shown on slide 17.



WHAT IS COGNI?

Cogni is an integrated solution designed to assist in wine barrel monitoring. It's proprietary technology combines SaaS and hardware to continuously monitor:

- Temperature & Humidity
- Free and Molecular SO_2
- pH
- Acetic Acid / VA
- Ethanol / Alcohol
- Phenol / Guaiacol
- Internal Pressure
- Fill Level













PRODUCT / COGNI IS A GAME CHANGER

A SUPERIOR APPROACH TO CURRENT METHODS

Cogni devices

are configured in any number of barrels. Together they form a network of connected devices.

Instance alerts 24/7

are sent globally via mobile, tablet and desktop notifications when levels slip out of user set tolerance ranges.

Quicker responses

ensure less chance for spoilage or degradation in wine quality.











PRODUCT / COGNI HELPS THROUGHOUT THE BARREL LIFECYCLE

PROVIDES VALUE IN EVERY SCENARIO USED

Micro-Fermentation

is a pre harvest method used in order to check for smoke exposure. Grapes are collected into a large bucket, crushing and fermented over a few days to collect sample juice for testing. Instead of waiting many days or weeks to get the lab results, Cogni can be taken into the field to quickly check levels.

Barrel Aging

is the longest stage of winemaking, taking on average a year or more to complete. During the year testing thousands of barrels by a small team is nearly impossible and costly. Cogni continuously monitors SO_2 levels, pH range, acetic acid, temperature and humidity, pressure and fill height at a much smaller cost.

Empty Barrels

is storage after the barrels are emptied for bottling. Current methods are to power wash the barrel, fill it with SO_2 gas, seal and store for several months or more. If the gas level lowers during this time it can cause internal bacteria growth. Cogni is used to track SO_2 and internal humidity levels.



TRACTION / A SUPERIOR METHOD WITH CLEAR ADVANTAGES

Patented Technology: all twenty claims with no follow-up issues to address on both the U.S. and International PCT patents.

Exclusive Joint Development Agreement in place with a world class Silicon Valley engineering and electronics company. Both the partner company and Simple Labs have sole rights and ownership to the IP and sensors used in the device.

Significant ROI: Each unit returns more than its cost every year used.

High Margins: Over 45% EBITDA on platform, hardware, installation and maintenance.

Subscription Based Revenue Stream: Managed Service Provider model, reoccurring revenue stream, long-term commitments.

Assumption: The ROI and EBITDA are both projected figures based on initial projected company financials.





TRACTION / A SUPERIOR METHOD WITH CLEAR ADVANTAGES

Multiple working prototypes wirelessly transmitting internal temperature, humidity, SO$_2$, pH and pressure.

Investment & sales partnerships: Major interest from multiple American and French cooperage.

Letters of Intent for early stage testing as well as intent to preorder.

Data Gathering: As more data is gathered it becomes immensely valuable for insights, predictive models, etc.

Multiple video testimonials from vineyard operators, head winemakers and barrel warehouse owners.





David

TRACTION / READY TO SCALE GLOBALLY

B2 Engineering is one of our current manufacturing partners for scaling production of the device. They can produce thousands a week and can scale to any size as needed for inventory.

Pre Sales efforts to start in the beginning of 2023 with orders and initial holding deposits collected.

Partnership efforts have begun with cooperages in both the U.S. and France.

Letters of Intent will begin in conjunction with the pre-sales effort

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.





WHY NOW?

Cogni has interest from more than 40 wineries, barrel warehouses and cooperages in California and France.

Early testing has begun in Napa wineries and the device has proven to be accurate to current methods.

There is great momentum, buzz and interest in preordering the device.

Production of prototype models needs to increase to accommodate more than 20 development partners.

Remaining sensor R&D needs to accelerate to get the product to market.



20+
DEVELOPMENT
PARTNERS



10
ACTIVE DEVICES IN
4 WINERY LOCATIONS



50+
PROTOTYPES
NEEDED



R&D
ACCELERATION
NEEDED



MARKET SIZE / COGNI RETURNS ITS ROI REGARDLESS OF FACILITY SCALE
CURRENT METHODS VS. COGNI ROI

CURRENT METHODS

	MICRO	SMALL	MEDIUM	LARGE
NUMBER OF BARRELS	113	2,500	5,000	15,000
ANNUAL LABOR/TEST COST	$5,186.96	$39,012.00	$100,940.84	$395,575.00

COGNI

	MICRO	SMALL	MEDIUM	LARGE
COGNI ANNUAL COST	$2,688.00	$30,240.00	$96,096.00	$336,000.00
ANNUAL SAVINGS	$2,498.96	$8,772.00	$4,844.84	$59,575.00

Assumptions:
- Testing average labor - 3 minutes per barrel, $30/hour, ½ barrels sampled.
- Monthly device cost of $14.
- See appendix for an in depth explanation of these numbers.

- A lot is a group of barrels of one grape type, harvested and barreled at the same time.
- Labor cost is a direct calculation from collected winery records.



THE TEAM / ORG CHART

CORE TEAM AT LAUNCH


Mike Slone
CEO - Founder
Head of Sales
Direct
Partners
CFO
General Counsel
COO
Head of Production
Manufacturing Partner
Third Party / Kitting / Install
Advisors
Peter Olson - Senior Business Advisor
Mike Blom - Senior Advisor, Wine and Chemistry
Steve Kalin - Investor Relations & Capital Markets
Bertus Van Zyl - Winemaking
Tim Milos - Winemaking
Carter Williams - Business Strategy

Projected Installed Units at Product Launch - 5,000

BUSINESS MODEL / HIGH MARGINS

cogni™

The company will operate under a flexible **managed service provider** business model encompassing hardware, platform and network needs.



Cogni devices

are leased from Simple Labs. The initial 58% margin will rise over time as the device is reused for multiple years.



Platform

Initial minimum operating cost to capture our target audience. Becomes a significant revenue stream as a wealth of anonymized data is globally collected.



Network

LoRa gateways and recharging stations are leased with a minimum operating cost at first to capture our target audience. Equipment can be reused for multiple contract periods.



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

BUSINESS MODEL / TARGET BUSINESS GROUPS

Several large scale reseller and end consumer segments have been identified.







RESELLERS

BARREL MANAGEMENT SERVICES

Partner with them to offer Cogni as an add on to their new barrel sales.

COOPERAGES

Partner with them to offer Cogni as product.

END CUSTOMERS

BARREL WAREHOUSES

Either sell direct or partner with them to offer Cogni as an add on service to their barrel storage.

TARGET TOP WINERIES

Offer Cogni directly as product.



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

BUSINESS MODEL / PRODUCTION & DELIVERY PATH

Establish global scale manufacturing and delivery partners,
all working together to ensure inventory keeps up with demand.



Early Prototypes → Production Ready → Manufacturing (Multiple Partners) → Warehouse / Inventory → Kitting / Staging → Delivery / Installation

MARKET SIZE
2021 GRAPE HARVEST AMOUNTS

SONOMA
202,314 TONS
135,542 BARRELS

NAPA COUNTY
117,701 TONS
78,466 BARRELS

CALIFORNIA
3.9 MILLION TONS
2.6 MILLION BARRELS
$436.8M MARKET VALUE

GLOBAL
27.5 MILLION TONS
18.3 MILLION BARRELS
$3.07B MARKET VALUE

FRANCE
3.6 MILLION TONS
2.4 MILLION BARRELS
$403.2M MARKET VALUE

SPAIN
4.3 MILLION TONS
2.9 MILLION BARRELS
$487.2M MARKET VALUE

ITALY
4.9 MILLION TONS
3.3 MILLION BARRELS
$554.4M MARKET VALUE

Assumption: 2/3 of tonnage goes to barrels.

Market Values assume price point of $14/month, $168/year.



BUSINESS MODEL / PROJECTED ROLLOUT

INITIAL LAUNCH FOCUS: NAPA VALLEY, CALIFORNIA



cogni™

EARLY ENGAGEMENT EFFORTS - DURING R&D

- Collect Letters of Intent, Pre-Orders, Advocates and Endorsements.
- Formation of Channel Partner Agreements with Barrel Management Companies, Barrel Warehouses, Equipment Vendors and Large Scale Vineyards.

PHASE 1: NAPA VALLEY CALIFORNIA

Go to market in Napa Valley, California.

- Initiate revenue streams
- Strategic Business Development and Partnership formation

PHASE 2: NORTH AMERICAN EXPANSION

The secondary markets of California, Washington, New York, Oregon and Pennsylvania have been chosen based on the top 5 states for wine production in the U.S.





WASHINGTON
OREGON
CALIFORNIA
NAPA VALLEY
NEW YORK
PENNSYLVANIA

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

BUSINESS MODEL / CURRENTLY ACTIVE EARLY DEVELOPMENT & TRIAL PARTNERS

20 ACTIVE & SCHEDULED WINERIES (AND GROWING)



cogni™

AUGUST- SEPTEMBER 2022

TOP IT OFF BOTTLING - NAPA
3 devices

FARM COLLECTIVE - NAPA
3 devices

RD WINERY - NAPA
2 devices

LONGEVITY - LIVERMORE
2 devices

JANUARY 2023

ROBERT BIALE VINEYARDS - NAPA
3 devices

DEARDEN WINES - NAPA
3 devices

PATZ & HALL - SONOMA
3 devices

JANUARY 2023

DIAMOND MOUNTAIN - ST. HELENA
3 devices

MARCIANO ESTATE - ST HELENA
3 devices

BOESCHEN - ST. HELENA
3 devices

FEBRUARY 2023

MAXVILLE - ST. HELENA
3 devices

BENOIT TOUQUETTE - REALM CELLARS
3 devices

CADE ESTATE - ANGWIN
3 devices

BENOIT TOUQUETTE - FAIT-MAIN
3 devices

ODETTE ESTATE - ST. HELENA
3 devices

BENOIT TOUQUETTE - BURE
3 devices

MARCH 2023

TITUS VINEYARDS - ST. HELENA
3 devices

BRONCO WINE - MODESTO (STEEL TANK)
3 devices

SLOAN ESTATE - SAINT HELENA
3 devices

CASTELLO DI AMOROSO - CALISTOGA
3 devices



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

BUSINESS MODEL / GLOBAL EXPANSION PLAN



cogni™

Initial R&D	Phase 1	Phase 2	Phase 3	Phase 4
Prototype Design, Engineering, Research, Development, and On-Site Testing. Collect Letters of Intent, Pre-Orders, Advocates and Endorsements. Formation of Channel Partner Agreements with Barrel Management Companies, Barrel Warehouses, Equipment Vendors and Large Scale Vineyards.	Initial go to market in Napa Valley, California. Initiate revenue streams. Strategic Business Development and Partnership formation	Scale Across California, Washington, New York, Oregon, Pennsylvania (top 5 U.S. states for wine production)	Scale to France (sales partnerships in progress)	Scale to Italy and Spain (largest and second largest European countries for production)

20

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



BUSINESS MODEL / ROLLOUT TIMELINE



	May	June	July	August	September	October	November	December	January	February	March	April
Seed Round Fundraising	████	████	████	████								
Priced Round Fundraising					████	████	████					
Prototype 1 continued testing SO2, pH, Temp, Humidity	████	████	████	████								
Acetic Acid and Phenol R&D	████	████	████	████	████	████	████	████				
Prototype 2 testing Temp, SO2, pH, Alcohol, Humidity			████	████	████	████						
Battery R&D			████	████	████							
Prototype 3 production testing						████	████	████	████			
Platform Design, Development and testing		████	████	████	████	████	████					
Hire Early Field Sales Team						████	████					
Pre-Order Sales							████	████	████	████		
Core Team Build (remote)							████	████	████	████		
Office and Warehouse Space									████	████	████	████
Inventory Manufacturing								████	████	████	████	████
Launch												████

■ Business/Finance   **■ Prototype Testing**   **■ Research & Development**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THE TEAM



MIKE SLONE — FOUNDER & CEO

University of Louisville, Louisville, KY
Università per Stranieri di Perugia, Perugia, Italy

Mike is a highly experienced and successful product, UX, UI, visual, and branding designer with many years of experience creating large and small scale designs. He has worked for global clients in many industries including Caterpillar, Pampered Chef, Deloitte, Nike, and many others. He has also provided his design leadership and experience to startups in healthcare, higher education, and SaaS companies. He began his career with extensive experience in the barrel aging of bourbon for brands under Brown-Forman Corporation in his hometown of Louisville, Kentucky.



NEETA SHAH — CFO

The London School of Economics
Neeta is passionate about successfully growing and pivoting the company as needed. Steers our leadership in the right direction at critical points like launching new products, expanding operations, hiring the right talent and raising funds. Has successfully worked with a breath of companies from public multi-nationals, to PE/VC funded businesses across technology, e-commerce, finance, real estate and media.



MARISSA SENZAKI — HUMAN RESOURCES & HIRING

San Francisco State University: Bachelor's Degree, Psychology

Marissa is a seasoned Silicon Valley talent acquisition expert. Her work with hyper-growth companies has informed her values-led approach to recruitment. In her speaking and advisory roles, Marissa advocates for human-centered strategies that put people first and enrich company culture as businesses scale. With more than 14 years of experience in recruiting and HR, Marissa has worked with some of the world's best-known technology names – including Facebook, Skype, and Slack. As Slack's first HR hire, Marissa was instrumental in growing the company from under 50 employees to a team of well over 850 globally, in less than 3 years.



MATTHEW SHIPLEY — PRODUCT DIRECTOR

Auburn University - BA in Graphic Design and Marketing
Matthew is a forward thinking tech-savvy professional who thrives in solving critical business challenges by designing, building and delivering innovative technology solutions to meet objectives in revenue growth and market expansion, along with value, capability and customer satisfaction. With over 10 years of experience creating and leading extensive enterprise IIoT initiatives, Matthew has built and led projects from asset tracking to connected workers to micro-grids, involving a multitude of connectivity solutions such as Wi-Fi, LoRaWAN, 5G, NB-IoT, BLE and NFC. Before jumping into the corporate world, Matthew owned and operated a software development company for over 18 years, during which he helped develop hundreds of enterprise applications for customers across the globe while building and fostering several startups in the retail, hospitality and healthcare markets.



TODD KAMPS — UX DIRECTOR

Academy of Art, San Francisco, CA
Todd has been leading design teams for 20+ years in the product, UX, UI and marketing spaces. Having led a number of one of a kind design efforts in the healthcare, communications, media, financial and real estate industries. In addition to leading design teams at startups as well as multinational companies, Todd started and had a number of successful endeavors in the arts and printing markets. Todd as worked with many Fortune 500 firms advancing start up initiatives globally.



SHARON TORRES — EXPERIENCE DIRECTOR

Fullerton College: Fine Arts

Sharon is an award-winning product design leader with over 25 years of experience leading diverse, high-performing, interdisciplinary teams. Her approach to design and leadership focuses on human-centered experiences that ensure both business and user needs achieve their goals. She has successfully launched multiple products, websites, and applications for brands such as the National Association of Realtors, Kelley Blue Book, Verizon, Burger King, and more.

THE TEAM



PETER OLSON – SENIOR BUSINESS ADVISOR

Former Professor – Harvard Business School
Former Chairman & CEO – Random House

With 20 years of experience as a CEO and five years as a professor at Harvard Business School, Peter is a coach and advisor who focuses on providing practical advice about leadership, strategy, and life choices to highly talented individuals. Peter has worked as an attorney, banker, book publisher, and education technology entrepreneur in Germany, Japan, and the United States, and speak and write English, German, and Russian.



MIKE BLOM – SENIOR ADVISOR, WINEMAKING & CHEMISTRY

University of California, Davis: B.S. Biochemistry

Winery Management based upon 30+ years in the wine business. Experience starting from dragging hoses in the cellar to laboratory to Winemaker. General Manager for a large vineyard operation and General Manager for Wineries. Specialties: A to Z - vineyard contracts to planning and planting, winery cellar proficiency to production planning to overall winery management.



STEVE KALIN – INVESTOR RELATIONS & CAPITAL MARKETS ADVISOR

University of Connecticut: BA in Economics
Steve began his career at JP Morgan in the executive management training program and held senior positions in investment banking and asset management at Bank of America and Trust Company of the West. In 2005, Steve founded Silvermine Capital, a fixed income asset management firm with $4 billion in assets under management. The Man Group, a publicly traded hedge fund based in the UK, purchased Silvermine in 2016. After the acquisition, Steve became the Co-Head of Credit at Man until 2021. He is a vintner in Calistoga.



BERTUS VAN ZYL – ADVISOR, WINEMAKING

Stellenbosch University: Bachelor of Science (BSc), Agriculture: Viticulture & Oenology

Originally from Cape Town, South Africa, Bertus knew he wanted to be a winemaker at the age of 15. His career has taken him through the cellars of Deetlefs Estate, Rupert & Rothschild Vignerons, Glen Carlou, Hess Collection, Chappellet, and Regusci. On top of his winemaking roles at



TIM MILOS – ADVISOR, WINEMAKING

University of California, Davis: Food Science (Enology)
Cornell University: Doctoral Program, Molecular Plant Pathology
Sonoma State University: Bachelor of Science, Cell Biology

Dedicated to producing terroir driven wines, he uses traditional winemaking techniques and a minimalist approach to reveal the distinction of each unique block. Though a very modest and jovial individual, he takes his craft extremely seriously, and with over 18 years of winemaking experience, Tim has received fabulous scores from every media outlet, including 100-points for some of his



CARTER WILLIAMS – BUSINESS ADVISOR

University of Michigan: BA
Harvard Business School: MBA
Previously at Firefly Mobile Inc., involved in creating the first mobile phone and prepaid cellular service for children. At Renewable Resources Group, Carter was instrumental in the structuring and management of permanent crop and agribusiness investments in the US and abroad.

USE OF FUNDS







SIMPLE LABS

Cogni is made by Simple Labs, Inc. a California-based design innovation company. The company is a registered corporation in the state of Delaware.





Simple Labs, Inc. is a California-based design innovation company.
The company is a registered corporation in the state of Delaware.

APPENDIX



MARKET SIZE / COGNI RETURNS IT'S ROI REGARDLESS OF FACILITY SCALE
CURRENT METHODS VS. COGNI ROI

CURRENT METHODS				
	Micro	**Small**	**Medium**	**Large**
Number of barrels	113	2500	5000	15000
Number of lots	8	60	143	500
Staff	1	6	12	14
Number of tests	127	873	2079	7275
Testing budget	$4,448.00	$30,555.00	$72,750.00	$254,625.00
Labor	$739.00	$8,457.00	$28,191.00	$140,953.00
Avg cost/lot	**$648.37**	**$650.20**	**$705.88**	**$791.15**

USING COGNI				
	Micro	Small	Medium	Large
Total devices per lot	2	3	4	4
Annual cost of Cogni devices	$336.00	$504	$672	$672
Savings per lot	**$312.37**	**$146.20**	**$33.88**	**$119.16**
Savings per year	**$2,498.96**	**$8,772.00**	**$4,844.84**	**$59,578.00**

Assumptions:
• Testing average labor - 3 minutes per barrel, $30/hour, ½ barrels sampled.
• Monthly device cost of $14.

• A lot is a group of barrels of one grape type, harvested and barreled at the same time.
• Labor cost is a direct calculation from collected winery records.



EXHIBIT E

Video Transcripts

TITLE: Cogni full length explanation to Device and Scenarios Used - YouTube
VIDEO TYPE: Other
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: Cogni full length explanation to Device and Scenarios Used - YouTube
00:00:00-00:11:59

spk_0: For over 8000 years, the art of winemaking has remained a time honored tradition. After new vines are planted, it can take 3-5 years before they reach maturity. Active pruning of the vines during this time, as well as protecting them from pests disease and the elements is an additional challenge. That requires much attentiveness. Then comes the intensive process of gathering the grapes, crushing them and allowing them to ferment during its lengthy wait in the barrel. Many factors have to be monitored to ensure only the best quality vintage is bottled. No technology has existed to monitor what transpires inside a barrel during the aging process until now introducing Cogni, the first ever device to continuously track multiple vital factors of any barrel aged wine in real time. Cogni helps track and mitigate potential hazards before they become problems. These hazards include smoke taint bacterial infection, spoilage yeast changes in ph excessive oxidation and excessive evaporation. Now, here are a few key scenarios where Cogni can help the cogni device and simple labs app are beneficial during three critical stages of the winemaking process. Micro fermentation, aging and empty barrel storage with cogni you can receive data from your barrels simultaneously wirelessly and all without disturbing anything inside. Year after year, smoke from wildfires has become a larger concern for winemakers. During a wildfire smoke particulates in the air will attach themselves to the skin of the grape, causing irreparable damage to its flavor. This exposure can ruin an entire harvest and is recognized as one of the costliest hazards facing the wine industry. To make matters worse, crop insurance agencies will often deny claims to winemakers that have harvested grapes containing smoke taint in order to test for smoke team winemakers rely on micro fermentation. This is when the winemaker will collect, crush and ferment a sample of grapes. Once the juice is extracted, it's sent to a lab to determine if smoke taint is present. Having timely data is imperative when deciding whether to harvest and waiting for these results can take days, sometimes weeks to receive, relying on labs takes control away from the winemaker. Cogni gives that control back

spk_1: during harvest. We have over 100 different lots that were fermenting.

spk_2: Right now we're currently having to go physically pull a sample out of the wine, take it to a laboratory or if we have an in house lab, well then go ahead and run analysis on those winds to get somewhat of a snapshot of what's actually

spk_1: and we're always constantly trying to run analysis once a month at least. So we've done a lot of buckets fermentation or micro fermentation in the past and to have some real time data and actually see what's happening on a chemical and analytic basis. Would be priceless

spk_0: cogni features, an array of sensors that give the winemaker the same accurate readings that they would receive from a lab all within the palm of their hand.

spk_3: I'm Ed Stater. I'm the ceo of K. W. J. Engineering and spec sensors and we're a small group of entrepreneurial minded scientists and engineers who developed novel solutions for gas detection problems. The simple labs Cogni is the first of its kind multi sensor array for delivering critical information to the wine and spirits industry. The device required us to come up with a novel customized sensor solution that was capable of measuring both high and low concentrations of CO two in an alcohol based solution.

spk_0: Cogni can also be a critical asset throughout the aging process. Once the grapes are harvested and the barrels are filled, the aging begins cognit= silicone casing replaces the airtight plug and securely seals the opening while in the barrel. Cogni. Novel technology continuously tracks data. If a hazard is detected, an alert will appear in the simple labs app as well as on a desktop web browser. A winemaker can deploy cogni for any barrel. They wish to track whether that's only a few barrels or the entire lot. By utilizing Cogni barrel tracking feature, the user can easily find any barrel requiring attention as they approach the barrel. They can ping the device causing cogni to light up the user can then take further action based on the type of alert

spk_1: to have that tracking ability in real time across all of our vessels is is really important and I think would make a huge impact on, on how we run our operations and really have the data to back up our decision making,

spk_4: being able to see changes in S. 02 or changes in fill height actually lets me change my program from being a Kalin drik approach to say, when does that lot actually need to be

handled? And we're dealing with hundreds of lots across thousands of barrels. Being able to optimize their handling of that improves the efficiency of the wine and operation.

spk_2: The more information we are able to provide our clients, the more informed they are about their wines, how the wines are trending while they're undergoing aging in our process. And any time you can give your client more information than that ends up being a bonus to us as a company that provides the service and it ends up being a bonus to the client that's you know, wanting to oversee their wines while it's, you know, under our care,

spk_0: Cogni is also useful for empty barrels. Once the wine is bottled, the empty barrels are power washed left to dry And filled with s. 0. 2. Cogni is then inserted into the barrel to seal it and begin monitoring it for abnormalities. Several months may go by before an empty barrel will be filled with its next vintage. During this time, cogni provides continuous feedback on S. 02 levels, as well as humidity levels, alerting the winemaker of any problems prior to cogni winemakers ran the risk of losing days of valuable time cleaning out microbial growth in barrels. In worst case scenarios, barrels are deemed unusable and can be a total loss. Cognito was designed and built at a state of the art facility in Silicon Valley. Many hours of testing and innovation from experienced engineers have made Cogni what it is. Today.

spk_3: Today we're doing a demonstration of the simple labs cogni device by taking three different prototypes, two different concentrations of sulfur dioxide in an alcohol solution. The alcohol solution is roughly the same concentration is typically found and wide to that. We're going to add sulfur dioxide to each bottle in different concentrations. High concentration that's meant to drive the device off scale a medium concentration that would be towards the medium range of tolerance within an aging wine barrel and a low concentration for wine barrels. So here we can see the results of the live test. The simple labs cogni this is the inflection point at which we inserted the S. 02 into the solution. You can see an immediate response by the three different cogni units. One of the units here is reading off scale to the very high concentration. There was a medium level concentration that you can see here in the blue line and the low concentration was in the purple line. Also the Rh is measuring and changing over time as we would expect it.

spk_0: Cogni saves users time, labor, money and resources by now you've seen the multiple ways Cogni provides winemakers with precise information throughout the barrel aging process. From micro fermentation to aging to empty barrel storage, and more

spk_2: cogni gonna be great for the wine business. Cogni

spk_4: will allow me to evaluate my wines at a granular level across many locations in real time. In a way that I've never been able to before.

spk_1: I believe the cogni could be very big for not only our operation, but for the wine

spk_2: industry. It actually allows you to take the traditions that you already have within your own wine making process, but it gives you numbers behind that that process. That tradition that you've had,

spk_0: The global wine market is generating north of $513 billion 2022 alone. With increasing growth estimated to occur in the years to come. Simple labs is bringing affordable data and analysis to winemakers big and small, all over the

spk_2: world. That's today's currency is information. So the more that we can have, the more we can provide our clients is just what's gonna be best for all of us.